[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 2, 2011

Richard Pfordte Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Enhanced Equity Strategy Fund
(File No. 811-21455) Preliminary Proxy Statement

Dear Mr. Pfordte:

Thank you for your telephonic comments received July 25, 2011 regarding the Preliminary Proxy Statement (the “Proxy Statement”) of Guggenheim Enhanced Equity Strategy Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2011 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Commission promulgated thereunder (the “General Rules and Regulations”).  On behalf of the Fund, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments.  Where changes were necessary in response to your comments, they are reflected in the Fund’s Definitive Proxy Statement, which will be filed pursuant to Section 14(a) and the General Rules and Regulations on or about the date hereof.

Comment 1
Please add disclosure to confirm that the contractual sub-advisory fee under the New Sub-Advisory Agreement is not higher than the contractual sub-advisory fee under the Manning & Napier Sub-Advisory Agreement.

Response 1
Pursuant to the Manning & Napier Sub-Advisory Agreement, the Adviser agreed to pay to Manning & Napier a contractual sub-advisory fee at an annual rate equal to (i) 0.33% of the Fund's average daily Managed Assets until June 17, 2011 and (ii)  0.42% of the Fund's average daily Managed Assets thereafter.  Pursuant to the New Sub-Advisory Agreement, the Adviser pays to GPAM a contractual sub-advisory fee at an annual fee rate equal to (i) 0.33% of the Fund's average daily Managed Assets until June 17, 2011 and (ii)  0.40% of the Fund's average daily Managed Assets thereafter.    The Fund has revised the disclosure as requested.

Comment 2	Please include a pro forma fee table.

Response 2	The Fund has included a pro forma fee table as requested.

Securities and Exchange Commission
August 2, 2011

Comment 3
Note that in presenting the pro forma fee table, the adviser’s fee waiver may be included only if it will remain in effect for a minimum of one year, regardless of the affiliate status of the Fund’s investment sub-adviser.

Response 3	The Fund has noted the above comment and has not reflected the fee waiver in the pro forma fee table.

Comment 4
Under the sub-heading “How will GPAM manage the Fund’s portfolio?” in the Question & Answer section, the Fund states “GPAM seeks to achieve the Fund’s investment objective by obtaining broadly diversified exposure to the equity markets…” It also states: “To the extent GPAM’s equity exposure strategy is implemented through investment in broad-based equity exchange-traded funds or other investment funds or derivative instruments that replicate the economic characteristics of exposure to equity securities markets, the Fund’s portfolio is expected to comprise fewer holdings.” Please clarify how the Fund’s portfolio will be “broadly diversified” if it comprises “fewer holdings.”

Response 4
As disclosed in the proxy statement, “in current market conditions, GPAM expects to seek to obtain exposure to equity markets by investing primarily in exchange-traded funds.” The Fund has added disclosure to clarify that such exchange-traded funds would track broad-based equity indices, which will provide the Fund an indirect means of broadly diversified equity market exposure.

Comment 5
Please explain whether the Fund’s use of financial leverage will increase with the new strategy. If so, please address any additional or heightened risks as a result of the increased use of leverage as well as any conflicts of interest associated with the fact that the investment advisory and sub-advisory fees are based on the Fund’s Managed Assets.

Response 5
Under the Fund’s prior investment strategy and new investment strategy, the Fund was and is permitted to utilize financial leverage to the maximum extent permitted by the 1940 Act and the use of such leverage was and is intend to be flexible in nature and vary over time based on the market analysis of the Fund’s investment adviser and sub-adviser.  As of October 31, 2010, the Fund had outstanding borrowings of approximately $33 million, which was approximately 28.09% of the Fund’s total assets.  As of July 29, 2011, in accordance with the Fund’s new investment strategy, the Fund has outstanding borrowings of approximately $21 million, which was approximately 18.43% of the Fund’s total assets.  In accordance with the Fund’s new investment strategy, under current market conditions the Fund intends to utilize financial leverage in an amount not to exceed 30% of the Fund’s total assets.  The Fund notes that disclosure regarding the risks

Securities and Exchange Commission
August 2, 2011

associated with the use of financial leverage, including the conflicts of interest described above, is set forth under the heading “Risks Associated with the Fund’s Investment Strategy—Financial Leverage Risks.”

Comment 6	Please disclose the forms of financial leverage that may be utilized by the Fund that will be included in Managed Assets for purposes of calculating the advisory and sub-advisory fees.

Response 6	The Fund has revised disclosure in the proxy statement defining Managed Assets in order to clarify the forms of financial leverage that will be included in the calculation of Managed Assets.

Comment 7
The Fund’s Proxy Statement states that “GPAM seeks to achieve the Fund’s investment objective by obtaining broadly diversified exposure to the equity markets and utilizing a covered call strategy which follows GPAM’s proprietary dynamic rules-based methodology to seek to utilize efficiencies from the tax characteristics of the Fund’s portfolio.” Please rephrase such disclosure in plain English.

Response 7	The Fund has revised such disclosure in the Proxy Statement accordingly.

Comment 8	Please disclose whether the Fund has adopted any maximum amount that may be invested in derivative transactions.

Response 8	The Fund has added the requested disclosure.

Comment 9
Please disclose that the increase in the percentage of the Fund’s assets that may be invested in other open- or closed-end investment companies” would result in indirect costs to the Fund’s shareholders.  Note that the pro forma fee table should include a line item for “Acquired Fund Fees and Expenses.”

Response 9	The Fund has added the requested disclosure. The pro forma fee table includes a line item for “Acquired Fund Fees and Expenses.”

Comment 10	Please disclose whether the Fund’s portfolio turnover rate will increase as a result of the change in sub-adviser and investment strategy.

Response 10
Under the Fund’s prior investment strategy and new investment strategy, portfolio turnover rate was not and is not considered a limiting factor in the execution of investment decisions for the Fund.  The Fund’s annual portfolio turnover rate may vary greatly from year to year.  However, under the Fund’s new investment strategy, portfolio turnover is generally expected to be significantly higher than it was under the prior strategy.  Therefore, the Fund has added disclosure to this effect in the proxy statement.

Securities and Exchange Commission
August 2, 2011

Comment 11
Please disclose whether the Fund’s distribution rate will change as a result of the change in sub-adviser and investment strategy. If the Fund’s distribution rate is expected to increase, please add disclosure that seeking to achieve higher distribution rate may increase the risks associated with an investment in the Fund.

Response 11
As disclosed in the proxy statement, in evaluating the new sub-adviser and investment strategy, the Fund’s Board of Trustees “concluded that the new investment strategy . . . and the implementation of such investment strategy by GPAM would be in the best interest of the Fund and its shareholders, in light of the potential for the investment strategy to increase the earnings of the Fund, which may result in an increase in the amount of quarterly distributions payable by the Fund…”  The Fund has added the requested disclosure regarding the risks of an investment in the Fund.

Comment 12	Under the heading “Board Considerations” please clarify the extent to which the Fund will bear expenses of seeking shareholder approval of the Fund’s investment sub-adviser.

Response 12	The Fund has revised disclosure as requested.

Comment 13	Please add disclosure to confirm that there has not been any change to the investment advisory agreement between the Fund and Guggenheim Funds Investment Advisors, LLC.

Response 13
The Fund confirms that there has been no change to the Advisory Agreement. A clarifying statement has been added to the Proxy Statement under the sub-heading “Why are shareholders being asked to approve a new investment sub-advisory agreement?” in the Question & Answer section.

Comment 14	Disclose how the Fund evaluates counterparties to derivative instruments in which the Fund may invest.

Response 14	The Fund has added the requested disclosure.

Comment 15	Under the heading “Manning & Napier Sub-Advisory Agreement” disclose why the Manning & Napier Sub-Advisory Agreement was terminated.

Response 15
The Fund has added a cross reference to “Board Considerations” which discusses the Board’s considerations for approving the New Sub-Advisory Agreement and terminating the Manning & Napier Sub-Advisory Agreement.

* * *

Securities and Exchange Commission
August 2, 2011

The adequacy and accuracy of disclosure in the filing is the responsibility of the Fund.  The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing.  The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter.  The Fund acknowledges that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman
Michael K. Hoffman